Immuron Limited

62 Lygon Street, Level 3

Carlton South, Victoria 3053 Australia

April 15, 2019

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joe McCann

Re:	Immuron Limited
Registration Statement on Form F-3
File No. 333-230762

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Immuron Limited (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Daylight Time, on Wednesday, April 17, 2019, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

IMMURON LIMITED

By:	/s/ Gary S. Jacob
Name: Gary S. Jacob
Title: Chief Executive Officer